EXHIBIT 2
Consent of Deloitte & Touche LLP
CONSENT OF INDEPENDENT REGISTERED
CHARTERED ACCOUNTANTS
We consent to the use of our reports dated February 11, 2008, (which audit report expresses an unqualified opinion on the consolidated financial statements and includes a separate paragraph referring to our consideration of internal control over financial reporting and also includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Differences relating to changes in accounting principles that have been implemented in the consolidated financial statements) appearing in this Annual Report on Form 20-F of The Westaim Corporation for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Edmonton, Canada
May 2, 2008

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